As filed with the Securities and Exchange Commission on November 2, 2017

Securities Act File No. 333-220436

Investment Company Act File No. 811-05984

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

☒ Registration Statement Under the Securities Act of 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 1

and/or

☒ Registration Statement Under the Investment Company Act of 1940

☒ Amendment No. 16

The New Ireland Fund, Inc.

(Exact Name of Registrant as Specified In Charter)

One Boston Place, 36th Floor

Boston, MA 02108

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: 508-871-8500

KBI Global Investors (North America) Ltd.

One Boston Place, 36th Floor

Boston, MA 02108

(Name and Address of Agent For Service)

Copies of information to:

Rose F. DiMartino, Esq.

Willkie Farr & Gallagher

787 Seventh Avenue

New York, New York 10019

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-220436 and 811-05984) of The New Ireland Fund, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Item 25. Financial Statements and Exhibits

1.	Financial Statements

Part A

None

Part B

The following statements of the Registrant will be incorporated by reference in Part B of the Registration Statement:

(i)	Portfolio Holdings as of October 31, 2016

(ii)	Statement of Assets and Liabilities as of October 31, 2016

(iii)	Statement of Operations for the fiscal year ended October 31, 2016

(iv)	Statement of Changes in Net Assets for the fiscal year ended October 31, 2016 and for the fiscal year ended October 31, 2015

(v)	Notes to the Financial Statements for the fiscal year ended October 31, 2016

(vi)	Report of Independent Registered Public Accounting Firm dated December 18, 2016

(vii)	Portfolio Holdings as of April 30, 2017 (unaudited)

(viii)	Statement of Assets and Liabilities as of April 30, 2017 (unaudited)

(ix)	Statement of Operations for the six-month period ended April 30, 2017 (unaudited)

(x)	Statement of Changes in Net Assets for the six-month period ended April 30, 2017 (unaudited)

(xi)	Notes to the Financial Statements for the six-month period ended April 30, 2017 (unaudited)

2.	Exhibits

(a)(1)	Articles of Incorporation, as amended and restated on March 20, 1990.†††

(a)(2)	Articles Supplementary, dated as of November 8, 2012.†††

(b)	Bylaws as amended and restated on November 13, 2012.†

(c)	Not Applicable.

(d)(1)	Instruments defining rights of shareholders.^

(d)(2)	Form of Subscription Certificate.*

(d)(3)	Form of Notice of Guaranteed Delivery.*

(e)	Dividend Reinvestment and Cash Purchase Plan.†††

(f)	Not applicable.

(g)	Investment Advisory Agreement between the Registrant and Kleinwort Benson Investors International Ltd dated as of July 20, 2016.††

(h)	Not applicable.

(i)	Not applicable.

(j)	Custody Agreement between the Registrant and U.S. Bank, N.A. (“U.S. Bank”) dated as of November 12, 2013.†††

(k)(1)	Fund Administration Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC, dated as of December 19, 2016. ††††

(k)(2)	Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC, dated as of December 19, 2016. ††††

(k)(3)	Transfer Agency and Registrar Services Agreement between the Registrant and American Stock Transfer & Trust Company, LLC dated as of March 17, 2015.†††

(k)(4)	Subscription Agent Agreement with Computershare Trust Company, N.A. and Computershare, Inc.*

(k)(5)	Information Agent Agreement with AST Fund Solutions, LLC.*

(k)(6)	Financial Advisory Agreement among the Fund and Chatsworth Securities LLC.*

(l)(1)	Opinion and Consent of Venable LLP. ††††††

(l)(2)	Opinion and Consent of Venable LLP with respect to the legality of the Common Stock and the Rights.*

(m)	Form ADV, Non-Resident Investment Adviser Execution Page for the Investment Adviser executed on December 5, 2014.†††

(n)	Consent of Independent Accountants. ††††††

(o)	Not applicable.

(p)	Not applicable.

(q)	Not applicable.

(r)(1)	Code of Ethics for the Registrant.†††

(r)(2)	Code of Ethics for the Investment Adviser.†††

(r)(3)	Consent of Chatsworth Securities LLC.*

(s)	Powers of Attorney.†††††

____________________

†	Incorporated by reference to Exhibit 77Q1 to the Semiannual Report for the Registrant on Form NSAR-A file no. 811-5984 filed on June 26, 2013.

††	Incorporated by reference to Exhibit 77Q1 to the Annual Report for the Registrant on Form NSAR-B file no. 811-5984 filed on December 27, 2016.

†††	Incorporated by reference to Registrant’s Registration Statement on Form N-2 file no. 333-203194 filed on April 2, 2015.

††††	Incorporated by reference to Post-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 file no. 333-203194 filed on August 9, 2017.

^	Incorporated by reference to Exhibits (a) and (b).

†††††	Incorporated by reference to Registrant’s Registration Statement on Form N-2 file no. 333-220436 filed on September 12, 2017.

††††††	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 file no. 333-220436 filed on October 19, 2017.

*	Filed herewith.

Item 26. Marketing Arrangements

Not applicable.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth estimated expenses to be incurred in connection with the offering described in the Registration Statement:

Registration fees	$7,069.90
Printing	$10,000
FINRA fees	$9,650
Legal fees and expenses	$150,000
Miscellaneous	$5,000
Total	$181,720

Item 28. Persons Controlled By or Under Common Control with Fund

None.

Item 29. Number of Holders of Securities

Number of Record
Holders at
Title of Class	August 28, 2017
Common Stock, par value $0.01 per share	4707

Item 30. Indemnification

Maryland law permits a Maryland corporation to include a provision in its charter limiting the liability of its directors and officers to the corporation and its shareholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment as being material to the cause of action. The Charter contains a provision that eliminates the personal liability of the Registrant’s directors and officers to the Registrant or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted by law (including the 1940 Act).

The Charter and Bylaws require the Registrant, to the fullest extent permitted by law (including the 1940 Act), to indemnify any person who is made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or such person’s testator or intestate is or was a director or officer of the Registrant or serves or served at the request of the Registrant any other enterprise as a director or officer. Additionally, the Charter and Bylaws require the Registrant to pay or reimburse any expenses incurred by any such person in defending any such action promptly upon receipt by the Registrant of an undertaking by such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by the Registrant.

The Charter provides that nothing in the Charter protects or purports to protect any director or officer of the Registrant against any liability to the Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

The Bylaws provide that the Registrant may, with the approval of the Board, provide indemnification to any agent or employee of the Registrant.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. A Maryland corporation may not indemnify a director or officer who has been adjudged liable in a suit by or in the right of the corporation or in which the director or officer was adjudged liable to the corporation or on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct, was adjudged liable to the corporation or was adjudged liable on the basis that personal benefit was improperly received; however, indemnification for an adverse judgment in a suit by or in the right of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Insofar as indemnification for liability arising under the 1933 Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of the Investment Adviser

The information in the Statement of Additional Information under the heading “Management of the Fund” is incorporated by reference.

The Form is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Investment Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Investment Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Investment Adviser (SEC No. 801-60358) filed with the commission pursuant to the 1940 Act.

Item 32. Location of Accounts and Records

Investment Adviser:

KBI Global Investors (North America) Ltd. One Boston Place

201 Washington Street

36th Floor

Boston, MA 02108

Administrator:

U.S. Bancorp Fund Services, LLC

811 E Wisconsin Ave

Milwaukee, WI 53202

Custodian:

U.S. Bank, N.A.

1555 N. Rivercenter Drive, MK-WI-5302

Milwaukee, WI 53212

Transfer Agent:

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, NY 11219

Item 33. Management Services

Not applicable.

Item 34. Undertakings

(1)	The Registrant hereby undertakes to suspend the offering of Shares until the prospectus is amended if:

(a)	Subsequent to the effective date of this registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of this registration statement; or

(b)	The net asset value increases to an amount greater than the net proceeds as stated in the prospectus included in this registration statement.

(2)	Not applicable.

(3)	Not applicable.

(4)	The securities being registered will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act. Accordingly, the Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(4)	if (i) it determines to conduct one or more offerings of the Fund’s shares of common stock (including rights to purchase its shares of common stock) at a price below its net asset value per share of common stock at the date the offering is commenced, and (ii) such offering or offerings will result in greater than a 15% dilution to the Fund’s net asset value per share of common stock.

(b)	that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act.

(2)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5) (a)	The Registrant hereby undertakes that for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	The Registrant hereby undertakes that for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (a)(the “Securities Act”), and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 2nd day of November 2017.

THE NEW IRELAND FUND (registrant) By: /s/ Sean Hawkshaw (Sean Hawkshaw, President)

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Sean Hawkshaw	President and Director	November 2, 2017
(Sean Hawkshaw)	(Principal Executive Officer)

/s/ Lelia Long	Treasurer	November 2, 2017
(Lelia Long)	(Principal Financial Officer)

Margaret Duffy*	Chairperson of the Board
(Margaret Duffy)

David Dempsey*	Director
(David Dempsey)

Peter J. Hooper*	Director
(Peter J. Hooper)

Michael A. Pignataro*	Director
(Michael A. Pignataro)

* Pursuant to a power of attorney incorporated herein by reference

/s/ Lelia Long		November 2, 2017
(Lelia Long, Attorney-in-Fact)

EXHIBIT INDEX

Exhibit No.	Description

(d)(2)	Form of Subscription Certificate
(d)(3)	Form of Notice of Guaranteed Delivery
(k)(4)	Subscription Agent Agreement with Computershare Trust Company, N.A. and Computershare, Inc.
(k)(5)	Information Agent Agreement with AST Fund Solutions, Inc.
(k)(6)	Financial Advisory Agreement with Chatsworth Securities LLC
(l)(2)	Opinion and Consent of Venable LLP with respect to the legality of the Common Stock and the Rights
(r)(3)	Consent of Chatsworth Securities LLC.